EXHIBIT 21.1

SUBSIDIARIES

Country or Region	Official Name

Australia	Turnstone Australia Pty. Ltd.

Brazil	Turnstone do Brasil Ltda.

Cayman Islands	Turnstone Systems International Ltd.

Delaware	Turnstone Holdings LLC

France	Turnstone Systems SARL

Germany	Turnstone Systems GmbH

Hong Kong	Turnstone Hong Kong Ltd.

Singapore	Turnstone Singapore Ltd.

New Zealand	Turnstone New Zealand

United Kingdom	Turnstone International (UK) Limited